                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)*

                            MAXWELL TECHNOLOGIES, INC.
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                                 (Name of Issuer)

                                   COMMON STOCK
----------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                     577767106
----------------------------------------------------------------------------------
                                  (CUSIP Number)

                                 December 31, 2003
----------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]  Rule 13d-1(b)
   [_]  Rule 13d-1(c)
   [_]  Rule 13d-1(d)

*The  remainder  of this cover page shall be filled out for a  reporting  person's initial filing on this form with respect to the subject class of securities,  and for any  subsequent  amendment  containing  information  which  would  alter  the disclosures provided in a prior cover page.

The  information  required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or  otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577767106
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 1.  Names of Reporting Persons.            Security Management Company, LLC

     I.R.S. Identification Nos. of
     above persons (entities only).         48-1183041
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 2.  Check the Appropriate Box
     If a Member of a Group
     (See Instructions):                    (a) [_]  (b) [_]  Not Applicable [X]
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 3.  SEC Use Only
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 4.  Citizenship or Place of Organization   A limited liability company organized
                                            under the laws of the State of Kansas.
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Number         5.  Sole Voting Power                       1,669,300
of Shares
Beneficially   6.  Shared Voting Power                           -0-
Owned
by Each        7.  Sole Dispositive Power                  1,669,300
Reporting
Person With:   8.  Shared Dispositive Power                      -0-
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 9.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                        1,669,300
----------------------------------------------------------------------------------
10.  Check If the Aggregate Amount in
     Row (9) Excludes Certain Shares
     (See Instructions)                                 Not applicable
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11.  Percent of Class Represented
     by Amount in Row (9)                                   11.64%
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12.  Type of Reporting Person
     (See Instructions)                                       IA
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ITEM 1
------

   (a)  NAME OF ISSUER:
        Maxwell Technologies, Inc.

   (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
        9244 Balboa Avenue, San Diego, California 92123

ITEM 2
------

   (a)  NAME OF PERSON FILING:
        Security Management Company, LLC

   (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
        One Security Benefit Place, Topeka, Kansas  66636-0001

   (c)  CITIZENSHIP:
        Security Management Company, LLC is a Kansas limited liability company.

   (d)  TITLE OF CLASS OF SECURITIES:
        Common Stock

   (e)  CUSIP NUMBER:
        577767106

ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR
------   (C), CHECK WHETHER THE PERSON FILING IS A:

   (a)  |_|  Broker or dealer  registered  under  section 15 of the Act (15 U.S.C.
             78o).
   (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
   (c)  |_|  Insurance  company  as defined  in  section  3(a)(19)  of the Act (15
             U.S.C. 78c).
   (d)  |_|  Investment  company  registered  under  section  8 of the  Investment
             Company Act of 1940 (15 U.S.C. 80a-8).
   (e)  |X|  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
   (f)  |_|  An  employee  benefit  plan  or  endowment  fund in  accordance  with
             §240.13d-1(b)(1)(ii)(F);
   (g)  |_|  A parent  holding  company  or  control  person  in  accordance  with
             §240.13d-1(b)(1)(ii)(G);
   (h)  |_|  A savings  association  as  defined in  Section  3(b) of the  Federal
             Deposit Insurance Act (12 U.S.C. 1813);
   (i)  |_|  A church plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment  Company Act of 1940
             (15 U.S.C. 80a-3);
   (j)  |_|  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4   OWNERSHIP.
------

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)  AMOUNT BENEFICIALLY OWNED:
        As of December 31, 2003,  Security  Management  Company,  LLC beneficially owned  1,669,300  shares of Maxwell  Technologies,  Inc. common stock of a total of 14,338,510 shares outstanding.**

   (b)  PERCENT OF CLASS:
        The shares owned by Security Management Company, LLC constituted 11.64% of the class of stock.

   (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
          (i)  Sole power to vote or direct the vote:               1,669,300
         (ii)  Shared power to vote or direct the vote:             Not applicable
        (iii)  Sole power to dispose or direct the disposition of:  1,669,300
         (iv)  Shared power to dispose or direct the
               disposition of:                                      Not applicable

   **This  report is being  filed on behalf of Security  Management  Company,  LLC
     ("SMC"),  a Kansas  limited  liability  company,  and/or  certain  investment advisory clients relating to their collective  beneficial ownership of shares of common stock of the Issuer.  SMC is a registered  investment adviser under
     Section 203 of the  Investment  Advisers Act of 1940. As a result of its role as investment  adviser,  SMC may be deemed to be the beneficial  owner of the securities of the Issuer. SMC has the sole power to dispose of the shares.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
------

   If this  statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the  beneficial  owner of more than five
   percent of the class of securities, check the following |_|.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
------

   Certain  mutual funds under the  investment  management of Security  Management
   Company,  LLC have the right to receive  or the power to direct the  receipt of dividends  from or the profits from the sale of such  securities.  Security Mid
   Cap Growth  Series  owns 2.16% of the common  shares of the  Issuer,  SBL Fund,
   Series J owns 4.32% of the common shares of the Issuer, SBL Fund, Series V owns
   2.39% of the common  shares of the Issuer,  Security  Mid Cap Value Series owns
   2.65% of the common shares of the Issuer, and Sisters of Mount St. Francis owns
   0.12% of the common stock of the Issuer.

ITEM 7   IDENTIFICATION  AND  CLARIFICATION  OF THE SUBSIDIARY  WHICH ACQUIRED THE
------   SECURITY  BEING  REPORTED  ON BY THE  PARENT  HOLDING  COMPANY OR CONTROL
         PERSON.

   Not applicable.

ITEM 8   IDENTIFICATION AND CLARIFICATION OF MEMBER OF THE GROUP.
------

   Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.
------

   Not applicable.

ITEM 10   CERTIFICATION.
-------

   By signing below I certify  that,  to the best of my knowledge and belief,  the securities  referred to above were acquired and are held in the ordinary course of business  and were not  acquired and are not held for the purpose of or with the  effect  of  changing  or  influencing  the  control  of the  issuer of the securities  and were not acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE

After  reasonable  inquiry and to the best of my knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                      Dated:  February 13, 2004

                                      JAMES R. SCHMANK
                                      --------------------------------------------
                                      James R. Schmank
                                      President and Managing Member Representative